United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BK Technologies Corporation
(Exact name of registrant as specified in its charter)

Nevada	001-32644
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

7100 Technology Drive West Melbourne, FL	32904
(Address of principal executive offices)	(Zip Code)

William P. Kelly
(321) 984-1414
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒      Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐      Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

A Conflict Minerals Report is provided as an exhibit to this Form SD and is publicly available at the following Internet website: www.bktechnologies.com. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or our Conflict Minerals Report.

Item 1.02  Exhibit

A copy of the Conflict Minerals Report of BK Technologies Corporation for the reporting period from January 1, 2021, to December 31, 2021, is provided as Exhibit 1.01 to this Form SD and is publicly available at the following Internet website: www.bktechnologies.com.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01  Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 - Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BK TECHNOLOGIES CORPORATION

(Registrant)

By:	/s/ William P. Kelly	Date: June 6, 2022

Name:	William P. Kelly

Title:	Executive Vice President & Chief Financial Officer

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